Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades Reports Its Second Quarter Results:

Improved profitability versus Q1 2004

Kingsey Falls, Québec, August 3, 2004  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net loss of $3 million ($0.03 per share) or $5 million of net earnings excluding specific items(1) ($0.07 per share) for the quarter ended June 30, 2004. This compares with net earnings of $29 million ($0.36 per share) or $4 million of net earnings excluding specific items ($0.05 per share) for the same period in 2003.

Financial highlights

Selected consolidated quarterly information

(in millions of Canadian dollars, except amount per share)	Q2/2004	Q2/2003	Q1/2004

Sales	$941	$873	$870

Operating income	$28	$29	$17
excluding specific items (1)	$27	$29	$12

Net earnings (loss)	$(3)	$29	$(6)
excluding specific items (1)	$5	$4	$(5)

Basic net earnings (loss) per common share	$(0.03)	$0.36	$(0.08)
excluding specific items (1)	$0.07	$0.05	$(0.07)

(1) - see the supplemental information on non-GAAP measures note

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “The last quarter has been quite encouraging as we have seen improved profitability with higher operating rates in our key sectors. The increased level of economic activity has allowed us to gradually implement price increases for certain products, which is encouraging for the future. We intend to remain focused on improving profitability by further reducing our cost structure, and thereby offset increasingly high energy, freight and fiber costs and the current level of the Canadian dollar. We also intend to continue developing new value-added products in order to satisfy our customer needs.”

Business highlights

•                  Sales increased by $68 million over last year mainly due to business acquisitions realized over the last 12 months;

•                  Operating income increased significantly compared with the first quarter of 2004:

•                  Increased pricing in most of our business sectors and a softer Canadian dollar

•                  Increased shipments in most operating sectors;

•                  Increasing integration level through certain business acquisitions and the disposal of certain non-core assets; and

•                  Launch of new wood-composite product line aimed at the home improvement market.

Three-month period ended June 30, 2004

Sales increased by 8% during the second quarter of 2004, amounting to $941 million compared with $873 million for the same period last year. Operating income amounted to $28 million for the period, compared with $29 million a year earlier.

Operating income for the second quarter of 2004 reached the same level as the second quarter of 2003 despite high raw material costs and the fact that average selling prices were lower as a result of a 3% increase in the Canadian dollar. However this was offset by higher shipment volume in the Specialty Products, Tissue and Fine Paper groups and a $4 million contribution from Dopaco, whose results have been proportionately consolidated since the last quarter of 2003.

Six-month period ended June 30, 2004

Net loss for the six-month period ended June 30, 2004 was $9 million ($0.11 per share) or zero ($0) net earnings, when excluding specific items ($0.00 per share). This compares with net earnings of $45 million ($0.55 per share) or $15 million in net earnings excluding specific items ($0.18 per share) for the corresponding period in 2003.

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on September 17, 2004 to shareholders of record at the close of business on September 3, 2004.

Supplemental information on non-GAAP measure

Operating income is not a measure of performance under Canadian GAAP. The Company includes operating income because it is a measure used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income does not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP, and operating income is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income may differ from that of other companies.

Operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure define by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	Q2/2004	Q2/2003	Q1/2004

Net earnings (loss)	(3)	29	(6)
Share of results of significantly influenced companies	—	—	(1)
Provision (recovery) for income taxes	1	8	(2)
Loss on long-term debt refinancing	—	10	—
Foreign exchange loss (gain) on long-term debt	10	(39)	6
Interest expense	20	21	20

Operating income	28	29	17
Specific items :
Loss (gain) on sale of assets of a business unit	(4)	—	—
Unrealized loss (gain) on financial derivative instruments	3	—	(5)
	(1)	—	(5)

Operating income excluding specific items	27	29	12
Depreciation	39	35	40
OIBD excluding specific items	66	64	52

The following table reconcile net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share(1)
(in millions of Canadian dollars, except amount per share)	Q2/2004	Q2/2003	Q1/2004	Q2/2004	Q2/2003	Q1/2004

As per GAAP	(3)	29	(6)	$(0.03)	$0.36	$(0.08)
Specific items :
Loss (gain) on sale of assets of a business unit	(4)	—	—	$(0.03)	—	—
Unrealized loss (gain) on financial derivative instruments	3	—	(5)	$0.03	—	$(0.05)
Foreign exchange loss (gain) on long-term debt	10	(39)	6	$0.10	$(0.39)	$0.06
Loss on long-term debt refinancing	—	10	—	—	$0.08	—
Tax effect on specific items	(1)	4	—	—	—	—
	8	(25)	1	$0.10	$(0.31)	$0.01

Excluding specific items	5	4	(5)	$0.07	$0.05	$(0.07)

(1) - Specific amounts per share are calculated on an after-tax basis

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 15,000 people and operates close to 150 operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fiber requirements. Leading edge de-inking technology, sustained research and development, and 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:	Source:

Mr. Stéphane Mailhot	Mr. Christian Dubé
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(819) 363-5161	(819) 363-5168
stephane_mailhot@cascades.com	christian_dube @cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Consolidated Balance Sheets

(in millions of Canadian dollars)

	Note	As at June 30, 2004	As at December 31, 2003
		(unaudited)
Assets

Current assets
Cash and cash equivalents		30	27
Accounts receivable		542	494
Inventories		509	501
		1,081	1,022
Property, plant and equipment		1,641	1,636
Other assets	4	194	186
Goodwill		91	83
		3,007	2,927

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		63	43
Accounts payable and accrued liabilities		457	453
Current portion of long-term debt	5	12	18
		532	514
Long-term debt	5	1,167	1,092
Other liabilities	6	262	265
Shareholders’ equity
Capital stock	10	265	264
Retained earnings		762	778
Cumulative translation adjustments		19	14
		1,046	1,056
		3,007	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(unaudited)	Note	2004	2003	2004	2003

Sales		941	873	1,811	1,772
Cost of sales and expenses
Cost of sales	9, 2(b)	783	717	1,512	1,453
Selling and administrative expenses		93	92	183	183
Loss (gain) on derivative financial instruments	2(b)	2	—	(4)	1
Unusual gain	3(b)	(4)	—	(4)	—
Depreciation and amortization		39	35	79	71
		913	844	1,766	1,708
Operating income		28	29	45	64
Interest expense	9	20	21	40	42
Foreign exchange loss (gain) on long-term debt		10	(39)	16	(55)
Loss on long-term debt refinancing		—	10	—	21
		(2)	37	(11)	56
Provision (recovery) for income taxes		1	8	(1)	9
Share of results of significantly influenced companies		—	—	(1)	2
Net earnings (loss) for the period		(3)	29	(9)	45
Basic net earnings (loss) per common share		$(0.03)	$0.36	$(0.11)	$0.55
Diluted net earnings (loss) per common share		$(0.03)	$0.36	$(0.11)	$0.55
Weighted average number of common shares outstanding		81,733,624	81,710,804	81,734,205	81,768,941

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(unaudited)	2004	2003	2004	2003

Balance - beginning of period	769	761	778	749
Net earnings (loss) for the period	(3)	29	(9)	45
Dividends	(4)	(4)	(7)	(7)
Excess of the common shares redemption price on their paid-up capital	—	(1)	—	(2)
Excess of the preferred shares of a subsidiary redemption price on their recorded capital	—	(10)	—	(10)
Balance - end of period	762	775	762	775

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(unaudited)	Note	2004	2003	2004	2003

OPERATING ACTIVITIES
Net earnings (loss) for the period		(3)	29	(9)	45
Adjustments for
Unrealized loss (gain) on derivative financial instruments	2(b)	4	—	(1)	—
Amortization of transitional deferred unrealized gain	2(b)	(1)	—	(1)	—
Unusual gain	3(b)	(4)	—	(4)	—
Depreciation and amortization		39	35	79	71
Foreign exchange loss (gain) on long-term debt		10	(39)	16	(55)
Loss on long-term debt refinancing		—	10	—	21
Future income taxes		(5)	6	(9)	(2)
Share of results of significantly influenced companies		—	—	(1)	2
Others		3	4	6	8
		43	45	76	90
Change in non-cash working capital components		(14)	(3)	(50)	(82)
		29	42	26	8
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(33)	(29)	(52)	(54)
Other assets		(1)	—	(3)	—
Business acquisitions, net of cash acquired	3(a)	(15)	(10)	(29)	(11)
Business disposals, net of cash disposed	3(b)	14	—	14	—
		(35)	(39)	(70)	(65)
FINANCING ACTIVITIES
Bank loans and advances		11	—	20	(63)
Issuance of senior notes, net of related expenses		—	168	—	837
Change in revolving credit facilities, net of related expenses		8	50	50	277
Increase in other long-term debt		2	—	5	44
Payments of other long-term debt		(12)	(171)	(23)	(989)
Premium paid on the redemption of long-term debt		—	(7)	—	(15)
Net proceeds from issuance of shares		1	1	1	1
Redemption of common shares and preferred shares of a subsidiary		—	(19)	—	(20)
Dividends		(4)	(4)	(7)	(7)
		6	18	46	65
Change in cash and cash equivalents during the period		—	21	2	8
Translation adjustments on cash and cash equivalents		1	(4)	1	(6)
Cash and cash equivalents - Beginning of period		29	23	27	38
Cash and cash equivalents - End of period		30	40	30	40

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(unaudited)

(tabular amounts in millions of Canadian dollars)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million were deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3110, “Asset Retirement Obligations”, which was implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any signiﬁcant impact on the ﬁnancial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new Handbook Section 3063, “Impairment of Long-Lived Assets”, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

On January 1, 2004, the Company adopted Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clariﬁes the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clariﬁes what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the six-month periods ended June 30, 2004 and 2003 amounted to $121 million and $119 million respectively.

Employee future benefits

On January 1, 2004, the CICA amended Section 3461 “Employee Future Benefits” to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans.  The new annual disclosures will be added to the annual consolidated financial statements as at December 31, 2004.  As at June 30, 2004, the Company adopted the new interim disclosures requirement of Section 3461 and provided the additional information in note 9(b).

NOTE 2 - DERIVATIVE FINANCIAL INSTRUMENTS

(a) A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation.  Under the new AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, do not meet the criteria, for hedge effectiveness, and as a result, the joint venture has to account for these contracts at their fair market value.  The fair market value of these contracts is re-evaluated each quarter and the fluctuation is recorded as an unrealized gain or loss, in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

(b) Loss (gain) on derivative financial instruments

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Realized loss (gain) on derivatives financial instruments(1)	(1)	—	(2)	1
Unrealized loss (gain) on derivative financial instruments	4	—	(1)	—
Amortization of transitional deferred unrealized gain	(1)	—	(1)	—
	2	—	(4)	1

(1) The cost of sales reported in the first quarter of 2004 was increased by $1 million with a corresponding adjustment in reduction of the loss (gain) on derivative financial instruments. Accordingly, both the realized and unrealized loss (gain) on derivative financial instruments are now disclosed on the same line item.

NOTE 3 - BUSINESS ACQUISITIONS AND DISPOSALS

(a) On February 18, 2004 and June 3, 2004, the Company acquired the 50% participation held by its partners in Cascades Sonoco S.A. for a nominal amount and in Greenfield S.A.S. for a consideration of $2 million (euro 1.5 million). On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a consideration of $15 million (US$11.4 million). On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $15 million (US$ 11.7 million). The Company’s 50% share in the cash portion of the purchase price amounted to $8 million (US$ 5.9 million). On June 11, 2004, a joint venture of the Company acquired the non-controlling interest of its subsidiary for a cash consideration of $6 million.

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed, which have not been finalized, resulted in a goodwill of $8 million which is not deductible for tax purposes.

Acquired companies	Johnson	Sonoco & Greenfield	American Tissue	Other
Business segment	Packaging products	Packaging products	Tissue Papers	Packaging products	Total

Cash and cash equivalents	1	1	—	—	2
Accounts receivable	1	4	—	—	5
Inventories	—	6	—	—	6
Property, plant and equipment	4	3	15	—	22
Goodwill	4	—	—	4	8
	10	14	15	4	43
Accounts payable and accrued liabilities	(1)	(8)	—	—	(9)
Long-term debt	—	(3)	—	—	(3)
Other liabilities	(1)	(1)	—	2	—
Total consideration	8	2	15	6	31

(b) On May 10, 2004, the Company sold the assets of two of its fiberboard panel businesses (packaging products segment) located in Canada for a total consideration of $16 million. Of this transaction price, $14 million was received at closing and an amount of $2 million will be received at the latest in 2011. The Company realized a gain of $4 million before related income taxes of $1 million.

NOTE 4 - OTHER ASSETS

	June 30, 2004	December 31, 2003

Investments in significantly influenced companies	86	85
Other investments	8	9
Deferred charges	35	36
Employee future benefits	50	50
Fair value of derivative financial instruments	9	—
Other definite-life intangible assets	6	6
	194	186

NOTE 5 - LONG-TERM DEBT

	June 30, 2004	December 31, 2003

7.25% unsecured senior notes	737	711
Revolving credit facility	208	168
Other debt from subsidiaries	21	36
Other debt from joint ventures	213	195
	1,179	1,110
Current portion	12	18
	1,167	1,092

NOTE 6 - OTHER LIABILITIES

	June 30, 2004	December 31, 2003

Employee future benefits	83	80
Future income taxes	172	182
Unrealized gain on derivative financial instruments	7	—
Non-controlling interests	—	3
	262	265

NOTE 7 - STOCK OPTION PLAN

During the six-month period ended June 30, 2004, the Company issued 407,723 stock options having a weighted average fair value of  $4.07 per option. In 2004, approximately $0.5 million has been recognized as expenses for options granted since January 1, 2002.

NOTE 8 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Consolidated balance sheets (1)
Current assets			250	237
Long-term assets			588	572
Current liabilities			122	121
Long-term debt, net of current portion			207	188
Consolidated statements of earnings
Sales	243	185	460	360
Depreciation and amortization	11	7	22	15
Operating income	16	16	33	30
Interest expense	3	5	7	10
Net earnings	7	2	16	11
Consolidated statements of cash flows
Operating activities	11	4	11	(8)
Investing activities	(18)	(20)	(24)	(23)
Financing activities	5	12	9	30
Additional information (1)
Cash and cash equivalents			8	12
Total assets			838	809
Total debt (2)			229	211
Dividends received by the Company from joint ventures			15	14

(1) As at December 31 for the 2003 consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 9 - ADDITIONAL INFORMATION

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

(a) Cost of sales
Foreign exchange gain (loss)	1	(5)	2	(9)
(b) Employee future benefits
Defined benefit pension plans expenses	3	3	7	6
Other employee future benefit plans expenses	2	1	4	2
Defined contribution pension plans expenses	1	1	2	2
(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	34	78	69
Amortization of other assets	—	1	1	2
Amortization of deferred financing cost included in interest expense	1	1	2	2
Interest paid	12	10	41	33
Income taxes paid	2	12	7	26
Business acquisition in exchange of non monetary consideration	—	5	—	5

NOTE 10 - CAPITAL STOCK

As at June 30, 2004, the capital stock issued and outstanding consisted of 81,768,664 common shares (81,731,387 as at December 31, 2003). As at August 2, 2004, 81,768,664 common shares were issued and outstanding. As at June 30, 2004, 1,838,082 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 15,600 common shares under this redemption program.

NOTE 11 - CONTINGENCY

In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. In 2004, the Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As the inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, it is impossible to determine what will be the outcome of this investigation.

Selected Segmented Information (unaudited)

(in millions of Canadian dollars)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Sales
Packaging products
Boxboard
Manufacturing	178	186	359	386
Converting	119	62	231	122
Eliminations and others	12	6	15	8
	309	254	605	516
Containerboard (1)
Manufacturing	85	89	163	179
Converting	125	127	235	244
Eliminations and others	(47)	(52)	(89)	(101)
	163	164	309	322
Specialty products	131	124	250	245
Eliminations	(11)	(11)	(21)	(20)
	592	531	1,143	1,063
Tissue papers
Manufacturing	171	160	325	325
Distribution	23	21	44	43
Eliminations	(9)	(9)	(16)	(14)
	185	172	353	354
Fine papers
Manufacturing	98	99	181	211
Distribution	102	107	202	214
Eliminations	(17)	(16)	(32)	(33)
	183	190	351	392

Eliminations	(19)	(20)	(36)	(37)
Consolidated total	941	873	1,811	1,772

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003
Operating income before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	4	11	11	23
Converting	12	2	20	4
Others	3	2	5	4
	19	15	36	31
Containerboard (1)
Manufacturing	(1)	4	6	9
Converting	16	14	27	24
Others	1	4	3	8
	16	22	36	41
Specialty products	16	9	24	18
	51	46	96	90
Tissue papers
Manufacturing	18	16	36	35
Distribution	1	1	1	—
	19	17	37	35
Fine papers
Manufacturing	(3)	(2)	(8)	4
Distribution	2	4	4	7
	(1)	2	(4)	11
Corporate	(2)	(1)	(5)	(1)
Operating income before depreciation and amortization	67	64	124	135

Depreciation and amortization
Boxboard	(15)	(12)	(30)	(23)
Containerboard (1)	(9)	(9)	(18)	(18)
Specialty products	(5)	(5)	(11)	(10)
Tissue papers	(9)	(9)	(18)	(19)
Fine papers	(3)	(3)	(6)	(6)
Corporate and eliminations	2	3	4	5
	(39)	(35)	(79)	(71)
Operating income	28	29	45	64

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	11	4	16	6
Converting	2	1	5	2
Others	1	1	1	2
	14	6	22	10
Containerboard (1)
Manufacturing	4	4	6	7
Converting	2	3	3	5
Others	2	—	2	—
	8	7	11	12
Specialty products	6	3	9	10
	28	16	42	32
Tissue papers
Manufacturing	2	9	4	17
Distribution	—	—	—	—
	2	9	4	17
Fine papers
Manufacturing	3	2	4	3
Distribution	—	1	—	1
	3	3	4	4
Corporate	—	1	2	1
Consolidated total	33	29	52	54

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information (unaudited)

(in millions of Canadian dollars, except shipments and share information)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Common shares - Toronto Stock Exchange
High	$14.53	$14.34	$14.53	$16.87
Low	$12.00	$11.56	$11.21	$11.56
Volume	6,422,000	4,865,000	14,391,000	14,624,000

Shipments (in thousands)
Packaging products
Boxboard
Manufacturing (S.T.)	213	212	429	438
Containerboard (1)
Manufacturing (S.T.)	181	184	360	360
Converting (square feet)	1,737	1,737	3,367	3,287
Tissue papers (S.T.)	104	95	200	185
Fine papers (S.T.)
Uncoated papers	39	36	72	75
Coated papers	39	37	71	77

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconciled below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2004	2003	2004	2003

Net earnings (loss)	(3)	29	(9)	45
Share of results of significantly influenced companies	—	—	(1)	2
Provision (recovery) for income taxes	1	8	(1)	9
Loss on long-term debt refinancing	—	10	—	21
Foreign exchange loss (gain) on long-term debt	10	(39)	16	(55)
Interest expense	20	21	40	42
Operating income	28	29	45	64

Depreciation and amortization	39	35	79	71

Operating income before depreciation and amortization	67	64	124	135